UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Rule 14d-101

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

Aspect Medical Systems, Inc.

(Name of Subject Company)

Aspect Medical Systems, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

045235108

(CUSIP Number of Class of Securities)

Nassib G. Chamoun

President and Chief Executive Officer

Aspect Medical Systems, Inc.

One Upland Road

Norwood, MA 02062

(617) 559-7000

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Susan W. Murley, Esq.

Hal J. Leibowitz, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(617) 526-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 amends and supplements Items 3, 4 and 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the U.S. Securities and Exchange Commission on October 8, 2009, by Aspect Medical Systems, Inc., a Delaware corporation (“Aspect”), as amended or supplemented from time to time (the “Schedule 14D-9”). The Schedule 14D-9 relates to the cash tender offer by Transformer Delaware Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of United States Surgical Corporation, a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares of Aspect common stock at a price per share of $12.00, net to the holder thereof in cash, without interest thereon, subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash, dated October 8, 2009, and the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 5. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Litigation Related to the Offer and Merger

As set forth in the Schedule 14D-9, Aspect is aware of three putative class action lawsuits related to the Offer and the Merger.

On October 6, 2009, a putative class action complaint, Albert Donnay v. Nassib Chamoun, et al., Civil Action No. 09-4249-BLS, was filed in the Massachusetts Superior Court for Suffolk County, Business Litigation Session. This action purports to be brought on behalf of all public stockholders of Aspect, and names Aspect, certain of its directors, United States Surgical Corporation, and Transformer Delaware Corp. as defendants. The complaint alleges, among other things, that the consideration to be paid to Aspect stockholders in the proposed acquisition is unfair and undervalues Aspect. In addition, the complaint alleges that the Aspect directors named in the action violated their fiduciary duties by, among other things, failing to maximize stockholder value and failing to engage in a fair sale process. The complaint also alleges that Aspect, United States Surgical Corporation and Transformer Delaware Corp. aided and abetted the alleged breaches of fiduciary duties by certain of Aspect’s directors. The complaint seeks, among other relief, an injunction preventing completion of the merger or, if the merger is consummated, rescission of the merger. On October 8, 2009, Aspect and the individual defendants filed an answer in which they have denied the allegations, and they also served a motion to dismiss and/or for judgment on the pleadings. On October 16, 2009, Aspect and the individual defendants filed a motion to stay the action. On October 19, 2009, the plaintiff filed a motion to amend the complaint to add claims asserting that Aspect and the individual defendants failed to disclose in SEC filings material information regarding the merger.

On October 13 2009, a second putative class action complaint, Roland A. Cherwek v. Aspect Medical Systems, Inc., et al. was filed in Delaware Chancery Court. This action purports to be brought on behalf of all public stockholders of Aspect, and names Aspect, its directors, United States Surgical Corporation, Transformer Delaware Corp., and Covidien plc as defendants. The complaint alleges, among other things, that the consideration to be paid to Aspect stockholders in the proposed acquisition is unfair and undervalues Aspect. In addition, the complaint alleges that the Aspect directors named in the action violated their fiduciary duties by, among other things, failing to maximize stockholder value, failing to engage in a fair sale process, and failing to disclose in SEC filings material information regarding the merger. The complaint also alleges that Aspect, United States Surgical Corporation, Transformer Delaware Corp., and Covidien plc aided and abetted the alleged breaches of fiduciary duties by Aspect’s directors. The complaint seeks, among other relief, an injunction preventing completion of the merger or, if the merger is consummated, rescission of the merger and damages in an unspecified amount. On October 26, 2009, plaintiff (on behalf of himself and the members of the putative class) and all defendants entered into a memorandum of understanding reflecting an agreement in principle to settle the matter. The agreement in principle contemplates, among other things, that Aspect will disclose additional information which is included in this Amendment No. 5. The agreement in principle is subject to the parties reaching agreement on the terms of a mutually acceptable definitive settlement agreement. Thereafter, the settlement agreement will be subject to approval by the court and also conditioned upon consummation of the merger.

On October 14, 2009, a third putative class action complaint, Milton Pfeiffer v. Nassib Chamoun, et al., Case No. 09-4377-BLS, was filed in the Massachusetts Superior Court for Suffolk County, Business Litigation Session. This action purports to be brought on behalf of all public stockholders of Aspect, and names Aspect, certain of its directors, United States Surgical Corporation, and Transformer Delaware Corp. as defendants. The complaint alleges, among other things, that the consideration to be paid to Aspect stockholders in the proposed acquisition is unfair and undervalues Aspect. In addition, the complaint alleges that the Aspect directors named in the action violated their fiduciary duties by, among other things, failing to maximize stockholder value, failing to engage in a fair sale process, and failing to disclose in SEC filings material information regarding the merger. The complaint also alleges that Aspect, United States Surgical Corporation and Transformer Delaware Corp. aided and abetted the alleged breaches of fiduciary duties by the Aspect directors named in the action. The complaint seeks, among other relief, an injunction preventing completion of the merger or, if the merger is consummated, rescission of the merger and damages in an unspecified amount. On October 16, 2009, Aspect and the individual defendants filed a motion to stay the action.

We believe that plaintiffs’ claims in the above lawsuits, including that certain of the disclosures about the Offer and Merger are deficient, are without merit. We believe that the information plaintiffs allege we should have disclosed (i) is not required to be disclosed under the Federal securities laws or under state securities law and (ii) is not material as a matter of law or in the context of the matters to be considered in connection with the Offer and the Merger. Nevertheless, to preclude any argument that the Schedule 14D-9 should have included additional factual information, we are providing the following supplemental information.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Item 3 of the Schedule 14D-9 is hereby amended and supplemented as follows:

(i)	by adding the following to the end of the first paragraph under the subheading “(a) Agreements Between Aspect and its Executive Officers and Directors – Effects of the Offer and the Merger Agreement on Employee Benefits”:

Parent did not engage in negotiations with any executive officer of Aspect or any of Aspect’s subsidiaries concerning new or different employment arrangements or compensation packages after the consummation of the transaction during the time in which it was negotiating the Offer and the Merger.

(ii)	by adding the following as a new last paragraph under the heading “(b) Arrangements with Purchaser and Parent”:

“Richard J. Meelia. From May 2001 to September 2005, Richard J. Meelia, the President and Chief Executive Officer of Covidien, served as a member of the Board and as a member of various standing committees of the Board. During this period, all members of the Board received an annual cash retainer; a per meeting attendance fee; reimbursement of out-of-pocket expenses for meeting attendance; a non-statutory stock option award to purchase shares of Aspect common stock on the date of election to the Board; and a non-statutory stock option award to purchase shares of Aspect common stock on the date of each annual meeting of stockholders thereafter at which such director was serving as a member of the Board. None of these options were exercised, and all such options have since expired or were terminated in accordance with their terms. During his tenure as a director, Mr. Meelia did not receive any remuneration from Aspect other than as described above in connection with his service as a director. In September 2005, Mr. Meelia resigned from the Board because of a potential business conflict of interest, the nature of which was not disclosed to Aspect. Since his resignation from the Board in 2005, Mr. Meelia has not received any remuneration from Aspect nor has he had any material agreements, arrangements or understandings with Aspect. Mr. Meelia and Mr. Chamoun, in their capacities as chief executive officers of medical device companies based in Massachusetts, have had a professional acquaintance with one another for a number of years. In addition, Mr. Meelia is known to the current members of the Board who served as directors during Mr. Meelia’s tenure as a director. Aspect has no knowledge of any material agreements, arrangements or understandings between Mr. Meelia and any member of the Board or any executive officer of Aspect.”

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

(i)	by adding the following sentence to the end of the 7th paragraph under the heading “(b) Background of the Transaction”:

“The Board did not delegate to the Special Committee any authority to negotiate with any third parties with respect to the proposed transaction nor was the Special Committee granted any authority to approve any agreement to enter into any transactions. The Board requested that the Special Committee work with Aspect’s management and advisors in order to facilitate an efficient process for communication with the entire Board, which as a whole considered and approved the proposed transaction.”

(ii)	by adding the following new sentences after the fifth sentence of the 18th paragraph under the heading “(b) Background of the Transaction”:

“Goldman Sachs and the Board did not believe that a financial buyer or a company outside the medical device industry would be a likely acquirer of Aspect in light of Aspect management’s stand-alone forecasts for Aspect, the relatively limited opportunity for synergy creation by any such acquiror and the state of the financing markets. In identifying the companies from whom to solicit indications of interest, Goldman Sachs and the Board determined not to solicit various medical device companies that they believed, based on their knowledge of the medical device industry, would be unlikely to have an interest in an acquisition of Aspect.”

(iii)	by adding the following to the end of the 21st paragraph under the heading “(b) Background of the Transaction”:

“In concluding to authorize Aspect to engage Goldman Sachs as Aspect’s exclusive financial advisor for the transaction, the Board considered Goldman Sachs’ experience in representing medical device companies in sales transactions, its extensive experience and reputation in providing financial advisory services, and Aspect’s existing financial advisory agreement entered into with Goldman Sachs in 2007 in which it agreed to offer to Goldman Sachs the right, subject to specified terms, to serve as exclusive financial advisor in specified business combination transactions. In light of these factors, the Board concluded that it was in the best interest of Aspect to engage Goldman Sachs to serve as exclusive financial advisor for the potential transaction with Covidien.”

(iv)	by revising the first sentence of the 60th paragraph under “(b) Background of the Transaction” so that it reads as follows:

“On September 14, 2009, a representative of J.P. Morgan called a representative of Goldman Sachs and informed him that Covidien had declined to increase its offer to $13.00 per share even if it meant that Aspect would not enter into an exclusivity agreement with Covidien, and reiterated Covidien’s offer to purchase all of the stock of Aspect at a price of $12.00 per share in cash.”

(v)	by adding the following new paragraph after the 5th paragraph under the heading “(d) Financial Projections”:

“The following total revenue and non-GAAP operating profit projections for Aspect for the period of 2015 to 2018 were derived from Aspect management’s base case and business development case projections and Aspect management’s estimates of Aspect’s year-over-year revenue growth and margins for the period from 2015 through 2018 provided to Goldman Sachs:

Management Base Case Projections

($ in millions)

	Year Ended December 31,
	2015	2016	2017	2018
Total Revenue	$204	$224	$242	$257
Non-GAAP Operating Profit	51	56	60	64

Management Business Development Projections

($ in millions)

	Year Ended December 31,
	2015	2016	2017	2018
Total Revenue	$232	$255	$275	$292
Non-GAAP Operating Profit	58	64	69	73

“Goldman Sachs performed the illustrative discounted cash flow analyses described under the subheading “(f) Opinion of Aspect’s Financial Advisor – Discounted Cash Flow Analysis” utilizing the following unlevered free cash flow estimates for the period from the fourth quarter of 2009 through 2018 derived from Aspect management’s base case and business development case projections for the period from the fourth quarter of 2009 through 2014 and Aspect management’s estimates of Aspect’s year-over-year revenue growth and margins for the period from 2015 through 2018:

Management Base Case

($ in millions)

	Year Ended December 31,
	Quarter Ended December 31, 2009	2010	2011	2012	2013	2014	2015	2016	2017	2018
Unlevered Free Cash Flow	1	3	5	15	18	21	23	26	28	30

Management Business Development

($ in millions)

	Year Ended December 31,
	Quarter Ended December 31, 2009	2010	2011	2012	2013	2014	2015	2016	2017	2018
Unlevered Free Cash Flow	1	0	3	14	18	24	26	30	33	35

(vi)	by replacing the word “International” with the word “Institutional” in the last sentence of the third paragraph under the subheading “(f) Opinion of Aspect’s Financial Advisor – Analysis of Implied Premia and Multiples.”

(vii)	by adding the following sentence to the end of the third paragraph under the subheading “(f) Opinion of Aspect’s Financial Advisor – Analysis of Implied Premia and Multiples”:

“The median estimate of the five year EPS growth rate for Aspect most recently published by IBES was 10%.”

(viii)	by inserting the following introductory sentence and table after the sixth paragraph under the subheading “(f) Opinion of Aspect’s Financial Advisor – Analysis of Implied Premia and Multiples”:

“The following table presents the results of these calculations:”

Selected Medical Device Companies
	Range	Median	Mean
Enterprise Value as a Multiple of:
2009 Estimated Revenue	0.8x-3.7x	1.8x	2.2x
2010 Estimated Revenue	0.8x-3.0x	1.6x	1.9x
2009 Estimated EBITDA	5.9x-11.4x	8.8x	8.7x
2010 Estimated EBITDA	4.5x-46.8x	8.7x	18.4x
Share Price as a Multiple of
Estimated 2009 EPS	24.6x-29.6x	27.7x	27.3x
Estimated 2010 EPS	18.0x-50.0x	33.0x	32.6x
Median IBES Estimate of 5-Year EPS Growth Rate	13.8%-43.5%	22.3%	25.3%
2010 PEG Ratio Calculated Using Median IBES Estimates	0.8x -1.9x	1.5x	1.4x

(ix)	by adding the following sentence to the end of the disclosure under the subheading “(f) Opinion of Aspect’s Financial Advisor – Analysis of Implied Premia and Multiples”:

“The foregoing calculations were performed by Goldman Sachs to analyze the $12.00 transaction price based on a comparison of the multiples for Aspect derived using the $12.00 price and similar multiples for selected medical devices companies derived using their respective share prices as of September 25, 2009.”

(x)	by revising the first paragraph under the subheading “(f) Opinion of Aspect’s Financial Advisor – Discounted Cash Flow Analysis” so that it reads as follows:

“Goldman Sachs performed illustrative discounted cash flow analyses utilizing unlevered free cash flow estimates for the period from the fourth quarter of 2009 through 2018 derived from Aspect management’s base case forecasts and business development case forecasts for the period from the fourth quarter of 2009 through 2014, and Aspect management’s estimates of Aspect’s year-over-year revenue growth and margins for the period from 2015 through 2018, to determine illustrative ranges of implied present values per share of Aspect common stock as of September 30, 2009.”

(xi)	by inserting the following new paragraph after the second paragraph under the subheading “(f) Opinion of Aspect’s Financial Advisor – Discounted Cash Flow Analysis”:

“The range of discount rates used in conducting its illustrative discounted cash flow analysis was based upon Goldman Sachs’ judgment of an illustrative range of discount rates derived by utilizing a weighted average cost of capital analysis that was based on certain financial metrics, including betas, for Aspect and the selected medical device companies listed under “—Analysis of Implied Premia and Multiples.” For purposes of calculating a range of illustrative terminal values for Aspect, Goldman Sachs selected an illustrative range of perpetuity growth rates based upon its professional judgment taking into account estimates of long-term growth in GDP in the U.S. and globally.”

(xii)	by adding the following sentence to the end of the first paragraph under the subheading “(f) Opinion of Aspect’s Financial Advisor – Present Value of Future Stock Prices”:

“This analysis is intended to show illustrative ranges of implied present values for a share of common stock of Aspect if Aspect were to remain as a stand-alone public company through September 30, 2009.”

(xiii)	by restating the second paragraph under the subheading “(f) Opinion of Aspect’s Financial Advisor – Present Value of Future Stock Prices” as follows:

“Goldman Sachs utilized PEG ratios ranging from 1.0x to 1.3x for purposes of this analysis based on the range of 2010 PEG ratios that Goldman Sachs calculated for the selected public companies in the medical device industry set forth below, excluding the low and high PEG ratios calculated for the selected public companies. The 2010 PEG ratios that Goldman Sachs calculated for the selected public companies were as follows:”

Medical Device Companies	2010 PEG Ratio
Edwards Lifesciences	1.2x
Integra LifeSciences Holdings Corporation	0.9x
Intuitive Surgical, Inc.	2.0x
Invacare Corporation	1.3x
Masimo Corporation	1.2x
Resmed Inc.	1.0x
Thoratec Corporation	1.2x
Wright Medical Group, Inc.	1.2x
High	2.0x
Mean	1.3x
Median	1.2x
Low	0.9x

(xiv)	by adding the following sentence after the fifth paragraph under the subheading “(f) Opinion of Aspect’s Financial Advisor – Selected Precedent Transactions Analysis”:

“The premia and multiples reflected in this table were calculated by Goldman Sachs to allow for a comparison with the premia and multiples calculated by Goldman Sachs and described under “—Analysis of Implied Premia And Multiples.”

(xv)	by adding the following new sentences after the second sentence of the final paragraph under the heading “(f) Opinion of Aspect’s Financial Advisor”:

“In 2007, Aspect retained Goldman Sachs to act as an exclusive financial advisor to assist Aspect in its analysis of various financial alternatives and its preparation for potential strategic and other transactions relating to its business. In connection with this engagement, Aspect offered Goldman Sachs the right, subject to specified terms, to act as financial advisor in connection with specified future transactions including an acquisition of Aspect by a third party, by merger, tender offer, sale of assets or otherwise.”

(xvi)	by inserting the following sentence after the seventh sentence of the final paragraph under the heading “(f) Opinion of Aspect’s Financial Advisor”:

“Goldman Sachs received aggregate fees of approximately $4,062,000 from Aspect for providing these investment banking and financial services.”

(xvii)	by adding the following as the third to last sentence of the final paragraph under the heading “(f) Opinion of Aspect’s Financial Advisor”:

“Goldman Sachs received aggregate fees of approximately $2,460,000 from Covidien and its affiliates for providing these investment banking and financial services.”

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

(i)	By inserting the following sentences at the end of the second paragraph under the subheading “(b) Legal Proceedings”:

“On October 16, 2009, Aspect and the individual defendants filed a motion to stay the action. On October 19, 2009, the plaintiff filed a motion to amend the complaint to add claims asserting that Aspect and the individual defendants failed to disclose in SEC filings material information regarding the merger.”

(ii)	By inserting the following sentences at the end of the third paragraph under the subheading “(b) Legal Proceedings”:

“On October 26, 2009, plaintiff (on behalf of himself and the members of the putative class) and all defendants entered into a memorandum of understanding reflecting an agreement in principle to settle the matter. The agreement in principle contemplates, among other things, that Aspect will disclose additional information which is included in this Amendment No. 5. The agreement in principle is subject to the parties reaching agreement on the terms of a mutually acceptable definitive settlement agreement. Thereafter, the settlement agreement will be subject to approval by the court and also conditioned upon consummation of the merger.”

(iii)	By inserting the following sentence at the end of the fourth paragraph under the subheading “(b) Legal Proceedings”:

“On October 16, 2009, Aspect and the individual defendants filed a motion to stay the action.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: /s/ J. Neal Armstrong

Name: J. Neal Armstrong

Title: Vice President and Chief Financial Officer

Date: October 27, 2009